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                            INTEGRITY SOFTWARE, INC.
                               PREMIER GROUP HOUSE
                          CAMDEN LOCK, SOUTH DOCK ROAD
                                DUBLIN 4, IRELAND

                                  June 1, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC  20549

     RE: INTEGRITY SOFTWARE, INC. REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-33224)

Ladies and Gentlemen:

       Due to market conditions, Integrity Software, Inc. (the "Registrant") hereby request the immediate withdrawal of the Registrant's Registration Statement on Form S-1 (File No. 333-33224) initially filed with the Commission on March 24, 2000. No securities have been offered or sold pursuant to the Registration Statement.

       Please advise the undersigned at telephone no. 011-353-1-665-2002, fax no. 011-353-1-667-7725 and our counsel, Anthony J. Renzi of Clifford Chance Rogers & Wells LLP, 607 Fourteenth Street, N.W., Washington, D.C. 20005, telephone no. (202) 434-0851, fax no. (202) 434-0800, of the effectiveness of the order granting the withdrawal of the Registration Statement.

                                               Very truly yours,
                                               Integrity Software, Inc.

                                               /s/ Paul Carroll
                                               -------------------------------
                                               By:  Paul Carroll
                                               Title: Chief Financial Officer

Cc:     Geoff Edwards
        Securities & Exchange Commission

        Kelly Shiflett
        Nasdaq

        Anthony J. Renzi
        Clifford Chance Rogers & Wells LLP